April 13, 2005



Mail Stop 0305

Via U.S. Mail and Facsimile

Daryn P. Fleming
Chief Executive Officer, President, Treasurer and Principal
Executive
Financial and Accounting Officer
International Broadcasting Corporation
5100 N. 27th Street, Suite A-2
Lincoln, NE 68521

RE:	International Broadcasting Corporation
	Form 10-KSB for the Fiscal Year Ended December 31, 2004

      File No. 333-67484

Dear Mr. Fleming:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your filing in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

* * * * *
As appropriate, please respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operation

Results of Operation, page 5

1. We note from your disclosure that consulting fees significantly decreased in December 31, 2004 to $13,105, from $288,255 in December
31, 2003. Given the magnitude of this decrease, please explain in further detail the specific nature and timing of the events or circumstances that resulted in this consulting fee decrease. As part of your response, you should quantify the dollar impact of each component that contributed to the decrease in consulting fees year over year.

2. We note from your disclosure that you no longer operate an online movie division. In this regard, please tell us why you have not reflected the operating results of the on-line movie business component, as discontinued operations for all periods presented. See paragraphs 41 through 44 of SFAS No. 144 for guidance. We may have further comment upon receipt of your response.

Item 7. Financial Statements

Note 2. Summary of Significant Accounting Policies

G. Loss per Common Share, page F-7

3. Please revise future filings to disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to due so would have been antidilutive for the periods presented. Please refer to the requirements in paragraph 40 of SFAS No. 128.

H. Marketable Securities, page F-7

4. We note from your balance sheet that marketable securities have increased significantly in comparison to the December 31, 2003 comparable balance. We also note that marketable securities comprise approximately 65% of your total assets as of December 31, 2004. Given the increasing significance of these marketable securities, please revise your footnote disclosure in future filings to include the disclosures required by paragraph 19, 20, and 21 of SFAS No. 115, as applicable. As part of your response, please provide us with your proposed disclosure.

5. Additionally we note the following from your filings:
* A loss on the sale of marketable securities in the amount of
$8,026
is reflected in your statement of cash flow for the year ended
December 31, 2004
* You do not have a "cash flow from investing activities" section in
your statement of cash flow for the year ended December 31, 2004 reflecting the proceeds from the sale of marketable securities.
* You do not disclose any non-cash activity related to the sale of marketable securities.
* In your Form 10-Q for the quarterly period ended September 30,
2004
we note from your statement of cash flows for the quarterly period ended September 30, 2004 that you received cash proceeds from the sale of marketable securities.

In this regard, please fully and clearly explain to us why your December 31, 2004 statement of cash flows does not reflect cash proceeds from the sale of marketable securities for the current fiscal year or revise your filing accordingly.

K. Impairment of long-lived assets, page F-7

6. Please enhance future filings to include the disclosures required by paragraph 47 of SFAS No. 142. Furthermore, please revise MD&A to include a discussion of the facts and circumstances that resulted in the intangible asset impairment charge recognized during 2003.

Note 4. Prepaid Expenses, page F-8

7. We note from your disclosure that you received prepaid advertising, valued at $29,500. In exchange you agreed to provide $29,500 of advertising. In future filing, please enhance your disclosure to include the amount of revenue you recognized from the advertising barter transactions for each period a statement of operations is presented. In addition, please tell us if you engage in advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17. Please note that if you engage in such advertising barter transactions, information regarding the volume and type of advertising surrendered and received (such as the number of equivalent pages, the number of minutes, or the overall percentage of advertising volume) should be disclose for each period a statement of operations is presented. As part of your response, please provide us with your proposed disclosure.

Note 7. Stock Option Plan, page F-8

8. Based on the disclosure in Note 6 to the financial statement in the 2003 Form 10-K, it appears that you have outstanding warrants as of December 31, 2004. Please revise the notes to your financial statements to disclose the number of outstanding warrants, the exercise prices and the expiration dates for the warrants. As part of your response, please provide us with your proposed disclosure.

Other
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Jeff Jaramillo at (202) 824-5566 or Linda Cvrkel,
Branch Chief, at (202) 942-1936 if you have questions regarding these comments. Please contact Max Webb, Assistant Director, at (202)
942-
1850 with any other questions.



							Sincerely,


							Linda Cvrkel
							Branch Chief


Via facsimile: Daryn P. Fleming, Chief Executive Officer













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Daryn P. Fleming
International Broadcasting Corporation
April 13, 2005
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